================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                       BOTTOMLINE TECHNOLOGIES (DE), INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    101388106
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 JANUARY 8, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
101388106                                                          Page  2 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,700,000
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  3 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,700,000
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  4 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,700,000
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  5 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,700,000
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  6 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,700,000
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  7 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,700,000
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  8 of 16
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Bottomline

Technologies (de) Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.001 per share (the

"Common Stock"). The address of the principal executive office of the Company is

155 Fleet Street, Portsmouth, New Hampshire 03801.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended (the "Exchange Act"). The members of the group are General

Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General

Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar,

LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners

II, L.P., a Delaware limited partnership ("GAPCO II"), GAPCO GmbH & Co. KG, a

German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 74, GapStar,

GAPCO II and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut

06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH,

Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is

engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 74 is GAP. GAP is also the

Managing Member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie,

Mark F. Dzialga, Erik Engstrom, Klaus Esser, David C. Hodgson,

-----------------------------                      -----------------------------
101388106                                                          Page  9 of 16
-----------------------------                      -----------------------------


William O. Grabe, William E. Ford, Braden R. Kelly, Rene M. Kern, William J.

Lansing, Clifton S. Robbins, Matthew Nimetz, Franchon M. Smithson, Tom C.

Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing

Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO II. Mr. Grabe is a member of the Board of Directors of the Company (the "Board"). The business address of each of the GAP Managing Members

(other than Messrs. Esser, Currie, Kelly, Kern, Lansing, Wendelstadt and Wong)

is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr.

Esser is Koenigsallee 88, 40212, Duesseldorf, Germany. The business address of

Messrs. Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES,

United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 630

Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24

Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and

Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and

Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern,

Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of,

or prohibiting or mandating activities subject to, such laws.

-----------------------------                      -----------------------------
101388106                                                          Page 10 of 16
-----------------------------                      -----------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This statement is being filed as a result of the Reporting

Persons entering into a Stock Purchase Agreement, dated January 8, 2002, by and among the Company, GAP 74, GapStar, GAPCO II, KG and the other parties named therein ("Stock Purchase Agreement"), pursuant to which the Company agreed to sell, and GAP 74, GapStar, GAPCO II and KG agreed to purchase, an aggregate of

2,700,000 shares of Common Stock for an aggregate purchase price of $22,275,000.

The transactions contemplated by the Stock Purchase Agreement closed on January

15, 2002. See Item 6 for a more complete description.

                  All of the funds were obtained from contributions from

partners of GAP 74, GAPCO II and KG, and advances under an existing credit facility for GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

From time to time the Reporting Persons may acquire additional shares of Common

Stock and dispose of some or all of the shares of Common Stock owned by them.

None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      As of the date hereof, GAP, GAP 74, GapStar, GAPCO II

and KG each own of record no shares of Common Stock, 2,218,725 shares of Common

Stock, 173,846 shares of Common Stock, 303,985 shares of Common Stock and 3,444 shares of Common Stock, respectively, 0.0%, 13.9%, 1.1%, 1.9% and 0.0%,

respectively, of the Company's issued and outstanding shares of Common Stock.

-----------------------------                      -----------------------------
101388106                                                          Page 11 of 16
-----------------------------                      -----------------------------


                  By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (ii) GAP is the general partner of GAP 74 and the managing member of GapStar and (iii) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG,

the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record.

As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,700,000 shares of Common Stock , or 17.0% of the

Company's issued and outstanding shares of Common Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 2,700,000 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      Except as set forth herein, to the knowledge of the

Reporting Persons with respect to the persons named in response to paragraph

(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

-----------------------------                      -----------------------------
101388106                                                          Page 12 of 16
-----------------------------                      -----------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than Mr.

Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO II and KG, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 74 and GapStar. Accordingly, GAP and the GAP Managing

Members may, from time to time, consult among themselves and coordinate the

Common Stock voting and disposition of the shares of the Company's shares of

Common Stock, as well as such other action taken on behalf of the Reporting

Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

                  As described in Item 3 above, (i) on January 8, 2002, GAP 74,

GapStar, GAPCO II and KG entered into the Stock Purchase Agreement pursuant to which GAP 74, GapStar, GAPCO II and KG agreed to purchase an aggregate of

2,700,000 shares of Common Stock for an aggregate purchase price of $22,275,000 and (ii) the transactions contemplated by the Stock Purchase Agreement closed on

January 15, 2002.

                  Pursuant to the Stock Purchase Agreement, the Company agreed to cause the Board to cause one vacancy to be created and appoint a designee of

GAP 74 to fill such vacancy. As long as GAP 74, GapStar, GAPCO II, KG and their affiliates (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) hold in the aggregate either (i) at least 5% of the shares of

Common Stock outstanding or (ii) 30% of the shares of Common Stock purchased pursuant to the Stock Purchase

-----------------------------                      -----------------------------
101388106                                                          Page 13 of 16
-----------------------------                      -----------------------------


Agreement, GAP 74 shall be entitled to designate one designee to the Board,

which designee shall be reasonably acceptable to the Board.

                  In addition, pursuant to the Stock Purchase Agreement, if the

Company wishes to issue any capital stock of the Company or any other securities convertible into or exchangeable for capital stock of the Company pursuant to a private placement exempt from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities

Act") ("New Securities") (other than certain Exempt Issuances as defined in the

Stock Purchase Agreement), the Company shall offer such New Securities first to

GAP 74, GapStar, GAPCO II and KG and such persons have the right to purchase up to the entire amount of the New Securities.

                  Furthermore, pursuant to the Stock Purchase Agreement, on or prior to January 8, 2003, GAP 74, GapStar, GAPCO II and KG shall not engage in any of the following: (i) short sales of the Common Stock, (ii) buying or selling puts or calls on the Common Stock, (iii) transactions in publicly-traded options relating to the Common Stock, (iv) use of the Common Stock to secure a margin loan (except for loans obtained by GapStar to purchase shares of Common

Stock) or (v) actions that could have the effect of hedging or eliminating the economic risk associated with the Common Stock, provided that the foregoing shall in no way limit or restrict the Reporting Persons from selling any shares of Common Stock in accordance with the Securities Act.

                  The Company, GAP 74, GAPCO II, GapStar and KG also entered into the Registration Rights Agreement, dated January 15, 2002 (the

"Registration Rights Agreement"). Pursuant to the Registration Rights Agreement,

GAP 74, GAPCO II, GapStar and KG, as a group, have one demand registration right for an underwritten offering, and customary "piggy-back" registration rights pursuant to which they have a

-----------------------------                      -----------------------------
101388106                                                          Page 14 of 16
-----------------------------                      -----------------------------


right to participate in registrations initiated by the Company or other stockholders of the Company.

                  The foregoing summaries of the Stock Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 4 and 5.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

                  Exhibit 4: Stock Purchase Agreement, dated January 8, 2002, by and among Bottomline Technologies
                                    (de), Inc., General Atlantic Partners 74,
                                    L.P., GAP Coinvestment Partners II, L.P.,
                                    GapStar, LLC, GAPCO GmbH & Co. KG and the
                                    Persons listed on Schedule I thereto.

                  Exhibit 5: Registration Rights Agreement, dated January 15, 2002, by and among Bottomline Technologies (de), Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG.

-----------------------------                      -----------------------------
101388106                                                          Page 15 of 16
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 17, 2002.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmBH,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer

-----------------------------                      -----------------------------
101388106                                                          Page 16 of 16
-----------------------------                      -----------------------------


                                   GAPCO MANAGEMENT GMBH

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer